DLA Piper UK LLP Beijing Representative Office
中国北京市朝阳区 光华路1号 北京嘉里中心南楼 20层 邮编 100020	20th Floor, South Tower Beijing Kerry Center 1 Guanghua Road Chaoyang District Beijing 100020 China
电话 +86 10 8520 0600	T +86 10 8520 0600
传真 +86 10 8520 0700	F +86 10 8520 0700
网址 www.dlapiper.com	W www.dlapiper.com

Attn: Securities and Exchange Commission

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

September 21, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

RE:	JAYUD GLOBAL LOGISTICS LIMITED

DRAFT REGISTRATION STATEMENT ON FORM F-1

Ladies and Gentlemen:

On behalf of our client, Jayud Global Logistics Limited (the “Company”), we are submitting a draft Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s Class A ordinary shares to be represented by American depositary shares as listed in more detail in the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at +86 10 8520 0616 or email me at yang.ge@dlapiper.com.

Yours sincerely,

/s/ Yang Ge
YANG GE
Partner
DLA PIPER UK LLP